Meow Wolf Inc
Consolidated Balance Sheet
As of December 31st, 2017

ASSETS

Current Assets

Cash and Cash Equivalents	6,727,715.70
Accounts Receivable	425,898.14
Inventory	256,905.39
Prepaids	188,078.52
Other Current Assets	344,464.25
Total Current Assets	**7,943,062.00**

Fixed Assets

Buildings (Caterpillar and Fastenal)	5,696,456.89
Other Fixed Assets	5,279,484.79
Accum Depreciation	(1,365,837.55)
Total Fixed Assets	**9,610,104.13**
Investments	94,646.26
Other Assets	389,621.02
TOTAL ASSETS	**18,037,433.41**

LIABILITIES AND EQUITY

Liabilities

Current Liabilities

Accounts Payable	78,579.54
Credit Cards	28,340.61
Payroll & Tax Liabilities	559,357.34
Motola Revocable Trust - 'Caterpillar' Building Mortgage	3,600,000.00
Misc Accrued Expense & Liabilities	895,830.06
Total Current Liabilities	**5,162,107.55**

Long-Term Liabilities

Century Bank - 'Fastenal' Building Mortgage	766,021.75
Class A, B, & C Loans	339,387.00
Notes Payable, 7%	202,650.00
Century Bank 5 year Term Loan	139,012.39
Century Bank Liquor License Loan	243,750.00
Artist Installation Subordinated Payment	825,000.00
Other Loans Payable	768,178.88
Robot Sculpture Loan	250,000.00
Total Long-Term Liabilities	**3,534,000.02**
Total Liabilities	**8,696,107.57**

Equity

Equity	17,041,943.94
Net Income	(7,700,618.06)
Total Equity	**9,341,325.88**
TOTAL LIABILITIES AND EQUITY	**18,037,433.45**

No assurance is provided on these financial statements, please see selected information page.

Meow Wolf Inc
Consolidated Income Statement
Year to Date through December 31st, 2017

	Jan 2017	Feb 2017	Mar 2017	Apr 2017	May 2017	Jun 2017	Jul 2017	Aug 2017	Sep-17	Oct-17	Nov-17	Dec-17	Total
Income													
Admissions	139,172.24	383,670.62	714,451.21	496,091.98	479,433.25	706,535.67	962,904.58	752,046.85	458,199.39	771,937.10	618,048.80	781,347.91	7,263,839.60
Food & Beverage	4,709.85	7,053.23	10,048.18	9,653.48	9,411.16	10,366.70	11,601.88	10,659.90	9,624.66	10,093.72	7,794.41	68,782.77	169,799.94
Food Truck Revenue	-	-	-	-	-	18,385.69	22,485.68	11,224.43	4,221.69		-	-	56,317.49
Gift Shop	46,085.18	60,206.39	113,047.99	82,912.28	99,325.61	126,001.06	164,270.49	122,588.46	104,489.08	135,379.72	145,214.93	181,156.56	1,380,677.75
Service, Events, Advertising	-	-	7,500.00	20,000.00	12,556.37	13,800.00	114,776.00	19,906.00	105,291.68	38,848.46	20,015.00	3,222.06	355,915.57
Total Income	189,967.27	450,930.24	845,047.38	608,657.74	600,726.39	875,089.12	1,276,038.63	916,425.64	681,826.50	956,259.00	791,073.14	1,034,509.30	9,226,550.35
Cost of Goods Sold	(10,439.14)	25,106.76	45,022.36	35,319.49	43,858.38	66,296.00	94,106.46	68,044.47	54,911.65	80,718.25	81,004.43	133,275.14	717,224.25
Gross Profit	200,406.41	425,823.48	800,025.02	573,338.25	556,868.01	808,793.12	1,181,932.17	848,381.17	626,914.85	875,540.75	710,068.71	901,234.16	8,509,326.10
Expense													
Payroll & Related Expenses	366,368.43	473,138.34	572,726.04	571,962.77	679,775.97	640,735.23	769,539.38	701,431.28	708,971.01	993,129.02	1,106,100.17	1,320,261.58	8,904,139.22
General & Administrative Cost	213,811.03	105,494.91	138,221.71	121,362.20	202,919.69	237,336.67	274,689.71	242,776.87	273,914.47	140,189.65	285,479.50	393,247.57	2,629,443.98
Business Development	10,470.20	1,335.73	3,027.09	18,031.92	5,260.08	10,037.57	2,294.61	1,539.80	728.96	10,141.17	447.22	1,611.51	64,925.86
Marketing and Promotional	35,472.32	56,385.64	69,848.81	97,200.46	255,056.81	179,327.27	361,850.25	175,231.91	151,221.95	176,960.66	236,701.78	145,697.99	1,940,955.85
Occupancy Costs	45,218.04	53,939.69	35,589.57	45,520.74	52,127.52	56,400.19	70,467.45	66,688.81	86,056.95	101,692.18	59,293.75	91,318.61	764,313.50
Direct Operating Costs	26,230.24	13,672.65	37,461.90	57,798.63	52,868.26	63,174.75	49,439.91	58,314.36	47,917.56	85,394.79	69,002.02	86,405.07	647,680.14
Other Office Expense	11,581.27	48,047.99	25,186.09	44,850.38	48,148.58	21,503.55	24,786.70	25,444.82	78,706.75	94,521.36	181,073.27	267,726.48	871,577.24
Total Expense	709,151.53	752,014.95	882,061.21	956,727.10	1,296,156.91	1,208,515.23	1,553,068.01	1,271,427.85	1,347,517.65	1,602,028.83	1,938,097.71	2,306,268.81	15,823,035.79
Net Ordinary Income	(508,745.12)	(326,191.47)	(82,036.19)	(383,388.85)	(739,288.90)	(399,722.11)	(371,135.84)	(423,046.68)	(720,602.80)	(726,488.08)	(1,228,029.00)	(1,405,034.65)	(7,313,709.69)
Net Other Income/Expense	(34,970.61)	(41,116.31)	(48,687.75)	(33,322.64)	242,806.09	(63,256.19)	(60,600.28)	(63,495.85)	(63,300.90)	(86,801.64)	(60,805.32)	(73,356.97)	(386,908.37)
Net Income	(543,715.73)	(367,307.78)	(130,723.94)	(416,711.49)	(496,482.81)	(462,978.30)	(431,736.12)	(486,542.53)	(783,903.70)	(813,289.72)	(1,288,834.32)	(1,478,391.62)	(7,700,618.06)

No assurance is provided on these financial statements, please see selected information page.

MW Santa Fe LLC
Balance Sheet
As of December 31st, 2017

ASSETS

  Current Assets

Cash and Cash Equivalents	446,062.58
Accounts Receivable	405,898.14
Inventory	205,466.60
Prepaids	5,415.62
Other Current Assets	142,192.00
Total Current Assets	**1,205,034.94**

  Fixed Assets

Buildings (Caterpillar and Fastenal)	469,304.44
Other Fixed Assets	3,583,363.14
Accum Depreciation	(1,197,892.37)
Total Fixed Assets	**2,854,775.21**
Other Assets	339,441.75
TOTAL ASSETS	**4,399,251.90**

LIABILITIES AND EQUITY

  Liabilities

    Current Liabilities

Accounts Payable	2,873.39
Credit Cards	12,813.70
Payroll & Tax Liabilities	189,513.07
Due To/From MW, Inc.	(444,785.09)
Misc Accrued Expense & Liabilities	42,611.93
Total Current Liabilities	**(196,973.00)**

    Long-Term Liabilities

Notes Payable, 7%	202,650.00
Century Bank 5 year Term Loan	139,012.39
Century Bank Liquor License Loan	243,750.00
Artist Installation Subordinated Payment	825,000.00
Other Loans Payable	749,786.52
Total Long-Term Liabilities	**2,160,198.91**
Total Liabilities	**1,963,225.91**

  Equity

Investment from Parent Co.	(1,135,825.67)
Equity	-
Net Income	3,571,851.66
Total Equity	**2,436,025.99**
TOTAL LIABILITIES AND EQUITY	**4,399,251.90**

No assurance is provided on these financial statements, please see selected information page.

MW Santa Fe LLC
Income Statement
Year to Date through December 31st, 2017

	Jan 2017	Feb 2017	Mar 2017	Apr 2017	May 2017	Jun 2017	Jul 2017	Aug 2017	Sep-17	Oct-17	Nov-17	Dec-17	Total
Income													
Admissions	139,172.24	383,670.62	714,451.21	496,091.98	479,433.25	706,535.67	962,904.58	752,046.85	458,199.39	771,937.10	618,048.80	781,347.91	7,263,839.60
Gift Shop	46,085.18	60,206.39	113,047.99	82,912.28	99,325.61	126,001.06	164,270.49	122,588.46	104,489.08	135,379.72	145,214.93	181,156.56	1,380,677.75
Food & Beverage	4,709.85	7,053.23	10,048.18	9,653.48	9,411.16	10,366.70	11,601.88	10,659.90	9,624.66	10,093.72	7,794.41	68,782.77	169,799.94
Service, Events, Advertising	-	-	-	-	-	-	-	-	2,518.64	11,616.76	-	-	14,135.40
Total Income	189,967.27	450,930.24	837,547.38	588,657.74	588,170.02	842,903.43	1,138,776.95	885,295.21	574,831.77	929,027.30	771,058.14	##########	8,828,452.69
Cost of Goods Sold	(10,439.14)	25,106.76	45,022.36	35,319.49	43,858.38	66,296.00	94,106.46	68,044.47	54,911.65	80,718.25	81,004.43	133,275.14	717,224.25
Gross Profit	200,406.41	425,823.48	792,525.02	553,338.25	544,311.64	776,607.43	1,044,670.49	817,250.74	519,920.12	848,309.05	690,053.71	898,012.10	8,111,228.44
Expenses													
Payroll & Related Expenses	140,281.06	174,365.14	169,504.90	89,073.78	219,933.57	184,117.48	191,768.16	205,175.75	192,299.71	230,335.32	257,605.10	372,316.03	2,426,776.00
Direct Operating costs	26,230.24	13,672.65	37,461.90	57,798.63	52,868.26	63,174.75	49,439.91	58,314.36	47,917.56	85,394.79	69,002.02	86,405.07	647,680.14
Occupancy Costs	38,867.77	46,527.93	29,270.77	32,538.30	34,011.22	32,083.40	39,770.55	46,769.51	42,464.62	42,996.14	30,754.34	46,776.98	462,831.53
Marketing & Promotional Expense	15,093.25	11,634.85	7,983.78	6,319.10	21,406.86	4,029.04	4,624.23	4,708.42	2,039.80	4,057.71	1,618.85	4,257.72	87,773.61
Business Development	10,470.20	1,335.73	3,027.09	18,031.92	5,260.08	10,037.57	2,294.61	1,539.80	728.96	10,141.17	447.22	1,611.51	64,925.86
General & Administrative Costs	14,086.56	10,529.85	8,837.72	(26,554.47)	22,485.79	17,101.26	19,877.47	28,607.35	30,823.22	3,201.54	29,738.51	62,201.23	220,936.03
Bank Charges	626.00	-	75.75	127.35	-	149.00	98.52	103.90	133.74	59.20	114.55	122.25	1,610.26
Licenses, Taxes and Fees	831.83	220.73	486.85	(939.00)	45.50	1,018.27	-	7,636.75	-	-	765.00	2,042.61	12,108.54
Legal, Acctg & Profess'l Costs	20,155.68	10,903.92	8,915.97	2,418.54	13,632.31	6,655.91	(314.12)	4,710.22	6,703.01	5,833.75	2,500.00	17,693.50	99,808.69
Other Expenses	4.15	6,306.04	8.53	5.67	3,200.82	-	3.86	8.63	3.33	538.43	9.49	546.93	10,635.88
Total Expenses	266,646.74	275,496.84	265,573.26	178,819.82	372,844.41	318,366.68	307,563.19	357,574.69	323,113.95	382,558.05	392,555.08	593,973.83	4,035,086.54
Net Operating Income	(66,240.33)	150,326.64	526,951.76	374,518.43	171,467.23	458,240.75	737,107.30	459,676.05	196,806.17	465,751.00	297,498.63	304,038.27	4,076,141.90
Interest Income	0.19	0.20	5.73	143.84	240.35	246.52	213.65	312.04	346.58	205.31	106.51	27.49	1,848.41
Depreciation/Amortization Exp	40,685.70	40,724.80	41,561.44	41,561.44	41,561.44	41,636.29	41,655.95	41,805.95	41,886.61	43,581.75	43,799.67	45,677.61	506,138.65
Net Other Income/Expense	(40,685.51)	(40,724.60)	(41,555.71)	(41,417.60)	(41,321.09)	(41,389.77)	(41,442.30)	(41,493.91)	(41,540.03)	(43,376.44)	(43,693.16)	(45,650.12)	(504,290.24)
Net Income	(106,925.84)	109,602.04	485,396.05	333,100.83	130,146.14	416,850.98	695,665.00	418,182.14	155,266.14	422,374.56	253,805.47	258,388.15	3,571,851.66

No assurance is provided on these financial statements, please see selected information page.

MW Inc Creative Studios
Balance Sheet
As of December 31st, 2017

ASSETS

  Current Assets

Cash and Cash Equivalents	6,281,653.12
Accounts Receivable	20,000.00
Inventory	51,438.79
Prepaids	182,662.90
Due to/fr SFE LLC	(444,785.09)
Other Current Assets	202,272.25
Total Current Assets	**6,293,241.97**

  Fixed Assets

Buildings (Caterpillar and Fastenal)	5,227,152.45
Other Fixed Assets	1,696,121.65
Accum Depreciation	(167,945.18)
Total Fixed Assets	**6,755,328.92**
Investments	2,530,672.29
Other Assets	50,179.27
TOTAL ASSETS	**15,629,422.45**

LIABILITIES AND EQUITY

  Liabilities

    Current Liabilities

Accounts Payable	75,706.15
Credit Cards	15,526.91
Payroll & Tax Liabilities	369,844.27
Motola Revocable Trust - 'Caterpillar' Building Mortgage	3,600,000.00
Misc Accrued Expense & Liabilities	853,218.13
Total Current Liabilities	**4,914,295.46**

    Long-Term Liabilities

Century Bank - 'Fastenal' Building Mortgage	766,021.75
Class A, B, & C Loans	339,387.00
Other Loans Payable	18,392.36
Robot Sculpture Loan	250,000.00
Total Long-Term Liabilities	**1,373,801.11**
Total Liabilities	**6,288,096.57**

  Equity

Equity	17,041,943.94
Net Income	(7,700,618.06)
Total Equity	**9,341,325.88**
TOTAL LIABILITIES AND EQUITY	**15,629,422.45**

No assurance is provided on these financial statements, please see selected information page.

Meow Wolf Inc Creative Studios
Income Statement
Year to Date through December 31st, 2017

	Jan 2017	Feb 2017	Mar 2017	Apr 2017	May 2017	Jun 2017	Jul 2017	Aug 2017	Sep-17	Oct-17	Nov-17	Dec-17	Total
Income													
Event Income	-	-	-	20,000.00	2,556.37	13,800.00	114,336.00	14,336.00	94,822.00	4,551.00	-	-	264,401.37
Sales of Product Income	-	-	7,500.00	-	10,000.00	-	440.00	5,570.00	7,951.04	22,680.70	20,015.00	(777.94)	73,378.80
Services	-	-	-	-	-	18,385.69	22,485.68	11,224.43	4,221.69	-	-	4,000.00	60,317.49
Total Income	**-**	**-**	**7,500.00**	**20,000.00**	**12,556.37**	**32,185.69**	**137,261.68**	**31,130.43**	**106,994.73**	**27,231.70**	**20,015.00**	**3,222.06**	**398,097.66**
Expenses													
Salaries, Wages and Personnel	226,087.37	298,773.20	403,221.14	482,888.99	459,842.40	456,617.75	577,771.22	496,255.53	516,671.30	762,793.70	848,495.07	947,945.55	6,477,363.22
General & Administrative Costs	189,688.08	125,582.36	145,082.98	191,154.49	211,703.85	233,915.78	279,810.68	227,154.84	314,957.92	225,078.09	433,425.22	578,367.53	3,155,921.82
Marketing & Biz Development	20,379.07	44,750.79	61,865.03	90,881.36	233,649.95	175,298.23	357,226.02	170,523.49	149,182.15	172,902.95	235,082.93	141,440.27	1,853,182.24
Occupancy Costs	6,350.27	7,411.76	6,318.80	12,982.44	18,116.30	24,316.79	30,696.90	19,919.30	43,592.33	58,696.04	28,539.41	44,541.63	301,481.97
Total Expenses	**442,504.79**	**476,518.11**	**616,487.95**	**777,907.28**	**923,312.50**	**890,148.55**	**1,245,504.82**	**913,853.16**	**1,024,403.70**	**1,219,470.78**	**1,545,542.63**	**1,712,294.98**	**11,787,949.25**
Net Operating Income	**(442,504.79)**	**(476,518.11)**	**(608,987.95)**	**(757,907.28)**	**(910,756.13)**	**(857,962.86)**	**(1,108,243.14)**	**(882,722.73)**	**(917,408.97)**	**(1,192,239.08)**	**(1,525,527.63)**	**(1,709,072.92)**	**(11,389,851.59)**
Other Income													
Interest Income	0.22	0.20	0.22	222.13	332.31	320.27	343.12	191.93	86.97	44.01	45.04	395.81	1,982.23
Film Credit Income	-	-	-	-	304,262.00	-	-	-	-	-	-	-	304,262.00
Income from Investment - SFE LLC	(106,925.84)	109,602.04	485,396.05	333,100.83	130,146.14	416,850.98	695,665.00	418,182.14	155,266.14	422,374.56	253,805.47	258,388.15	3,571,851.66
Total Other Income	**(106,925.62)**	**109,602.24**	**485,396.27**	**333,322.96**	**434,740.45**	**417,171.25**	**696,008.12**	**418,374.07**	**155,353.11**	**422,418.57**	**253,850.51**	**258,783.96**	**3,878,095.89**
Depreciation/Amortization Exp	391.95	391.95	391.95	5,365.40	18,952.25	19,234.07	20,297.73	21,458.82	21,927.09	16,436.17	17,132.32	28,002.68	169,982.38
Other Miscellaneous Expense	(6,106.63)	(0.04)	6,740.31	(13,238.23)	1,514.88	2,952.62	(796.63)	735.05	(79.25)	27,033.04	24.88	99.98	18,879.98
Net Other Income/Expense	**(101,210.94)**	**109,210.33**	**478,264.01**	**341,195.79**	**414,273.32**	**394,984.56**	**676,507.02**	**396,180.20**	**133,505.27**	**378,949.36**	**236,693.31**	**230,681.30**	**3,689,233.53**
Net Income	**(543,715.73)**	**(367,307.78)**	**(130,723.94)**	**(416,711.49)**	**(496,482.81)**	**(462,978.30)**	**(431,736.12)**	**(486,542.53)**	**(783,903.70)**	**(813,289.72)**	**(1,288,834.32)**	**(1,478,391.62)**	**(7,700,618.06)**

No assurance is provided on these financial statements, please see selected information page.

Meow Wolf, Inc.
As of December 31st, 2017

The accompanying financial statements include the following departures from accounting principles generally accepted in the United States of America:

- The financial statements omit substantially all of the disclosures required by accounting principals generally accepted in the United States of America.

- The statements omit the statement of cash flows.

The effects of these departures have not been determined.

